Exhibit 99.1

RELS LLC
Consolidated Financial Statements
December 31, 2012, 2011 and 2010

RELS LLC
Index
December 31, 2012, 2011 and 2010

Report of Independent Registered Public Accounting Firm
To the Board of Rels Companies and the Partners of
RELS LLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, partners' capital and cash flows present fairly, in all material respects, the financial position of RELS LLC and its subsidiaries (the “Company”) at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 7 to the financial statements, the Company has significant related party transactions with Wells Fargo Corporation and CoreLogic Inc.

/s/ PricewaterhouseCoopers LLP

March 27, 2013

RELS LLC
Consolidated Balance Sheets
December 31, 2012 and 2011

	2012	2011
Assets
Cash and cash equivalents	$5,985,948	$11,719,208
Accounts receivable, net of allowance for doubtful accounts
of $114 and $7,614 respectively	10,536,265	11,315,192
Prepaid expenses and other assets	—	217,307
Due from related parties	44,216,754	55,715,155
Property and equipment, net	2,559,209	3,190,110
Total assets	$63,298,176	$82,156,972

Liabilities and Partners' Capital
Accounts payable and other liabilities	$7,640,426	$9,845,665
Accrued payroll and benefits	7,115,143	5,245,635
Accrued pension costs	5,194,577	3,934,261
Accumulated losses of RELS Management Company in excess of investment	12,932,412	16,095,353
Total liabilities	32,882,558	35,120,914

Commitments and contingencies (Note 5)

Partners' capital
Wells Fargo & Co.	19,085,281	24,899,878
CoreLogic, Inc.	19,161,776	24,999,665
Accumulated other comprehensive loss	(8,862,654)	(8,730,372)
Total RELS LLC partners' capital	29,384,403	41,169,171
Noncontrolling interests	1,031,215	5,866,887
Total partners' capital	30,415,618	47,036,058
Total liabilities and partners' capital	$63,298,176	$82,156,972

The accompanying notes are an integral part of these consolidated financial statements.

RELS LLC
Consolidated Statements of Income and Comprehensive Income
Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
Revenues
Operating revenues	$438,812,794	$342,653,316	$422,456,522

Expenses
Professional fees	232,134,850	161,084,579	213,499,403
Salaries and other personnel costs	110,797,949	85,375,217	75,757,252
Selling, general, and administrative costs	16,740,416	17,005,944	17,517,993
Total expenses	359,673,215	263,465,740	306,774,648

Other income (expense)
Equity gain (loss) from investment in RELS Management Company	3,162,940	(2,096,603)	(234,153)
Total other income (expense)	3,162,940	(2,096,603)	(234,153)
Income from continuing operations	82,302,519	77,090,973	115,447,721
Income from discontinued operations (Note 4)	7,050,125	11,612,853	11,819,556
Net income	89,352,644	88,703,826	127,267,277

Net (loss) income attributable to noncontrolling interest	1,296,210	1,648,117	2,273,501
Net income attributable to RELS LLC	$88,056,434	$87,055,709	$124,993,776

Other comprehensive loss
Net actuarial loss adjustment	(132,282)	(2,227,674)	(1,171,619)
Comprehensive Income	89,220,362	86,476,152	126,095,658
Comprehensive (loss) income attributable to noncontrolling interest	(1,296,210)	(1,648,117)	(2,273,501)
Comprehensive income attributable to RELS LLC	$87,924,152	$84,828,035	$123,822,157

The accompanying notes are an integral part of these consolidated financial statements.

RELS LLC
Consolidated Statements of Partners' Capital
Years Ended December 31, 2012, 2011 and 2010

	Wells Fargo & Co.	CoreLogic Inc.	Accumulated Other Comprehensive Loss	Total RELS Companies Capital	Noncontrolling Interests	Total Capital

Balances at December 31, 2009	$17,294,668	$17,363,980	$(5,331,079)	$29,327,569	$2,943,269	$32,270,838
Distributions	(61,348,338)	(61,594,230)	—	(122,942,568)	(499,000)	(123,441,568)
Net income	62,371,894	62,621,882	—	124,993,776	2,273,501	127,267,277
Net actuarial loss adjustment	—	—	(1,171,619)	(1,171,619)	—	(1,171,619)
Balances at December 31, 2010	18,318,224	18,391,632	(6,502,698)	30,207,158	4,717,770	34,924,928
Distributions	(36,859,145)	(37,006,877)	—	(73,866,022)	(499,000)	(74,365,022)
Net income	43,440,799	43,614,910	—	87,055,709	1,648,117	88,703,826
Net actuarial loss adjustment	—	—	(2,227,674)	(2,227,674)	—	(2,227,674)
Balances at December 31, 2011	24,899,878	24,999,665	(8,730,372)	41,169,171	5,866,887	47,036,058
Distributions	(49,754,752)	(49,954,168)	—	(99,708,920)	(6,131,882)	(105,840,802)
Net income	43,940,155	44,116,279	—	88,056,434	1,296,210	89,352,644
Net actuarial loss adjustment	—	—	(132,282)	(132,282)	—	(132,282)
Balances at December 31, 2012	$19,085,281	$19,161,776	$(8,862,654)	$29,384,403	$1,031,215	$30,415,618

The accompanying notes are an integral part of these consolidated financial statements.

RELS LLC
Consolidated Statements of Cash Flows
Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010

Cash flows from operating activities
Net income	$89,352,644	$88,703,826	$127,267,277
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	2,344,910	2,638,190	2,938,956
Loss on disposal of property and equipment	531,295	—	(1,942)
Gain on sale of discontinued operations	(3,000,000)	—	—
Accrued pension costs	1,128,033	837,584	647,509
Equity (gain) loss from investment in RELS Management Company	(3,162,940)	2,204,485	285,353
Changes in operating assets and liabilities, net
Accounts receivable	778,928	1,662,582	2,053,186
Prepaid expenses and other assets	217,307	(108,872)	514,149
Accounts payable and other liabilities	(2,205,239)	(1,157,989)	3,422,863
Accrued payroll and benefits	1,869,508	(1,047,286)	(138,281)
Cash provided by operating activities	87,854,446	93,732,520	136,989,070
Cash flows from investing activities
Purchases of property and equipment	(2,245,305)	(1,636,391)	(2,893,966)
Net proceeds from sale of discontinued operations	3,000,000	—	—
Due from related parties, net	11,498,401	(14,622,002)	(2,436,373)
Cash used in investing activities	12,253,096	(16,258,393)	(5,330,339)
Cash flows from financing activities
Capital distributions	(99,708,920)	(73,866,022)	(122,942,568)
Distributions to noncontrolling interest holders in consolidated joint ventures	(6,131,882)	(499,000)	(499,000)
Cash used in financing activities	(105,840,802)	(74,365,022)	(123,441,568)
Net increase in cash and cash equivalents	(5,733,260)	3,109,105	8,217,163
Cash and cash equivalents
Beginning of year	11,719,208	8,610,103	392,940
End of year	$5,985,948	$11,719,208	$8,610,103

The accompanying notes are an integral part of these consolidated financial statements.

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2012, 2011 and 2010

1.	Description of Business and Significant Accounting Policies

Description of Business
RELS LLC (the “Company”) is primarily engaged in the business of providing customers with property appraisal and credit reporting services. The Company does business as RELS Credit, RELS Valuation and Valuation Ventures. The Company is owned 50.1% by CoreLogic, Inc. and 49.9% by Wells Fargo & Co.
Summary of Significant Accounting Policies
Basis of Accounting
The consolidated financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.
Principles of Consolidation
The accompanying consolidated financial statements include the consolidated accounts of the Company and all majority-owned subsidiaries and effectively controlled joint ventures. All significant intercompany transactions and balances have been eliminated. Investments in the Company's joint ventures, C&S Services and Prime Valuation Services, LLC, in which the Company holds 50.1% partnership interests, are accounted for using the full consolidation method due to the Company's effective control over the joint ventures. The ownership interests of the joint ventures minority participants are recorded as “Noncontrolling interests” in the consolidated balance sheets. In December 2012, C&S Services dissolved and the remaining equity value of $10.1 million was paid to the partners based on their interests.
The consolidated statement of cash flows for the years ended December 31, 2011 and 2010 have been revised to correct an error in the classification of $14 million and $2 million, respectively, of amounts due from related parties as an investing activity rather than an operating activity. The revision resulted in an increase in cash in-flows from operating activities in 2011 and 2010 with a corresponding increase in cash out-flows from investing activities for 2011 and 2010 of $14 million and $2 million, respectively. These corrections in classification did not have an impact on net income or partners' capital in the current or prior periods, and did not have a material impact on the previously issued Consolidated Financial Statements.
Use of Estimates
The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statements. Actual results could differ from those estimates.
Cash and Cash Equivalents
Cash equivalents are short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. We consider cash equivalents to be all short-term investments that have an initial maturity of 90 days or less and are not restricted.
Accounts Receivable
Accounts receivable are generally due from mortgage originators and servicers, financial institutions and other businesses located throughout the United States. Credit is extended based on an evaluation of the customer's financial condition, and generally, collateral is not required.
Property and Equipment
Property and equipment are recorded at cost and depreciated primarily on a straight-line basis over their estimated useful lives. Maintenance and repair costs are charged to expense as incurred. Major overhauls that extend the useful lives of existing assets are capitalized. When properties are retired or disposed, the costs and accumulated depreciation are eliminated and the resulting profit or loss is recognized in income.
Depreciation for financial statement purposes is computed using straight line rates according to the Company fixed asset policy. Useful lives by asset category are as follows:

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2012, 2011 and 2010

Office furniture and equipment	5 years
Computers, related equipment and software	3 years
Automobiles	3 years
Leasehold improvements	Life of lease or economic life; whichever is shorter
The Company capitalizes costs of software developed or obtained for internal use, once the preliminary project stage has been completed, management commits to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. Costs incurred in the preliminary project stage and costs not qualifying for capitalization are charged to expense.
Revenue Recognition
We derive our revenues principally from U.S. mortgage originators and servicers with good creditworthiness. Our product and service deliverables are generally comprised of data or other related services. Our revenue arrangements with our customers generally include a work order or written agreement specifying the data products or services to be delivered and related terms of sale including payment amounts and terms. The primary revenue recognition-related judgments we exercise are to determine when all of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) our price to the buyer is fixed or determinable; and (4) collectability is reasonably assured.
Appraisal service and credit reporting revenues are recognized at the time of delivery, as the Company has no significant ongoing obligation after delivery.
Income Taxes
As a limited liability company, the Company is taxed as a partnership and is not subject to federal or state income taxes. The result of operations are included in the tax returns of the respective company members and not taxed at the entity level. There are currently no examinations being conducted of the Company by the Internal Revenue Service (“IRS”) or any other taxing authority.
Concentration of Risk of the Real Estate Market
Activity in the real estate market is cyclical in nature and is affected greatly by the cost and availability of long-term mortgage funds. Real estate activity and, in turn, the Company's revenue base, can be adversely affected during periods of high interest rates and/or limited money supply.
Recent Accounting Pronouncements
In June 2011, the FASB issued updated guidance related to the presentation of comprehensive income. The guidance provides that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The updated guidance is effective for annual financial reporting periods beginning after December 15, 2011 and for interim periods within the fiscal year. The adoption of this guidance did not have a material impact on our consolidated financial statements.
In May 2011, the FASB issued updated guidance related to fair value measurements and disclosures. The update provides amendments to achieve common fair value measurements and disclosure requirements in GAAP and International Financial Reporting Standards. The amendments in this update explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The updated guidance is effective during interim and annual financial reporting periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on our consolidated financial statements.

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2012, 2011 and 2010

2.	Fair Value Measurements

GAAP requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practical to estimate that fair value. At December 31, 2012 and 2011, the Company's financial instruments included cash and cash equivalents, accounts receivable and accounts payable. The fair values of cash and cash equivalents, accounts receivable and accounts payable approximated carrying values due to the short-term nature of these instruments.

Assets and Liabilities That are Measured at Fair Value on a Recurring Basis
The Company's retirement plans are measured at fair value on a recurring basis (annually). The Company determines the fair value of its defined benefit pension plans assets with a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security in the Company's defined benefit pension plan assets is based on management's assessment of the transparency and reliability of the inputs used in the valuation of such instrument at the measurement date. The three hierarchy levels are defined as follows:

Level 1	Valuations based on unadjusted quoted market prices in active markets for identical securities. The fair value of equity and fixed income securities are classified as Level 1.

Level 2
Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.

Level 3	Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.
For the years ended, December 31, 2012 and 2011, the Company's defined benefit pension plan assets were all Level 1 assets. Equities and fixed income funds are valued using quoted prices in active markets. See Note 6 herein for additional discussion concerning pension and postretirement benefit plans.

3.	Property and Equipment

At December 31, 2012 and 2011, property and equipment is comprised of the following:

	2012	2011

Leasehold improvements	$322,459	$340,806
Furniture and equipment	5,384,757	5,374,042
Software	23,828,395	22,182,587
	29,535,611	27,897,435
Less: Accumulated depreciation and amortization	(26,976,402)	(25,217,902)
	$2,559,209	$2,679,533
Depreciation expense for property and equipment was $231,981, $262,038, and $344,777 for the years ended December 31, 2012, 2011, and 2010, respectively. Capitalized software amortization expense was $2,112,929, $2,367,691, and $2,742,991 during the years ended December 31, 2012, 2011, and 2010, respectively. The net book value of capitalized software costs included in property and equipment at December 31, 2012 and 2011, was $1,960,135 and $2,258,327, respectively. During 2012, the Company decided to dispose of an internal use software program resulting in accelerated depreciation of the remaining net book value of $1.4M and recorded it as a loss on disposal within selling, general and administrative costs.

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2012, 2011 and 2010

4.	Discontinued Operations

On July 1, 2012 the Company sold the stock of its wholly owned subsidiary Rels Credit to CoreLogic CredCo, LLC for $3.0 million, which resulted in a net gain of $3.0 million for the year ended 2012. This gain is included in gain from sale of discontinued operations in the accompanying consolidated statements of operations. Net asset value of Rels Credit at the time of sale was minimal. From the date of this transaction, the Company has no continuing involvement in the credit services business, and therefore Rels Credit operations have been reflected as discontinued operations in the Company's financial statements. The assets and liabilities for Rels Credit were $146.0 million and $7.0 million respectively, as of December 31, 2011. Results of this business in the prior year have been recast to conform to the 2012 presentation.
The operating results of the discontinued operations through June 30, 2012, included in the consolidated financial statements for the years ended December 31, 2012 and 2011 were as follows:

	2012	2011	2010
Total revenue	$31,056,613	$48,846,773	$50,189,952
Total expenses	(24,006,488)	(37,233,920)	(38,370,396)
Net income	$7,050,125	$11,612,853	$11,819,556

5.	Commitments and Contingencies

The Company leases certain office facilities under operating leases, which are renewable. Certain leases provide that the Company will pay insurance and taxes. Rental expense for the years ended December 31, 2012, 2011, and 2010 was $1,882,496, $1,953,059 and $1,893,326, respectively.
Future minimum rental payments (including operating expenses) under operating leases, which end after 2012 and have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2012, are as follows:

2013	$2,388,329
2014	2,132,500
2015	2,105,300
2016	1,780,400
2017	1,300
Total minimum payments	$8,407,829
The Company is involved in various routine legal proceedings related to its operations. While the ultimate disposition of each proceeding is not determinable, the Company does not believe that any such proceedings will have a materially adverse effect on its financial condition, results of operations or cash flows.

6.	Employee Benefit Plans

Defined Contribution Plan
The Company participates in a defined contribution 401(k) plan (the “Plan”) for the benefit of its employees and their beneficiaries, which allows eligible employees to save for retirement through pre-tax contributions. The Company makes discretionary contributions in accordance with the plan document. For the years ended December 31, 2012 and 2011, the Company made no contributions to this plan.

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2012, 2011 and 2010

Defined Benefit Plan
The Company has frozen defined benefit pension plans that provides retirement benefits to substantially all employees of the Company who had monthly earnings prior to December 31, 2001. The net pension obligations recorded and the related periodic costs are based on, among other things, assumptions of the discount rate, estimated return on plan assets, highest average monthly compensation, as defined by the plan, and the mortality of participants. The obligation for these claims and the related periodic costs are measured using actuarial techniques and assumptions. Actuarial gains and losses are deferred and amortized over future periods. The plan assets of the Company pension plans are valued at fair value using quoted market prices. Investments, in general, are subject to various risks, including credit, interest and overall market volatility risks.
The obligations and funded status of the Company's postretirement pension benefit plan as of December 31 is as follows:

	2012	2011
Change in benefit obligation
Benefit obligation at beginning of year	$15,079,180	$12,804,425
Interest costs	690,276	703,267
Actuarial losses	1,269,205	2,216,484
Benefits paid	(386,983)	(644,996)
Benefit obligation at end of year	$16,651,678	$15,079,180

As of December 31, 2012 and 2011, the accumulated benefit obligation equaled the projected benefit obligation for the plan.

	2012	2011

Change in plan assets
Fair value of plan assets at beginning of year	$11,144,919	$11,935,422
Actual return on plan assets	223,326	(145,507)
Company contributions	475,839	—
Benefits, premiums and expenses paid	(386,983)	(644,996)
Fair value of plan assets at end of year	$11,457,101	$11,144,919

	2012	2011

Reconciliation of funded status
Unfunded status of the plan	$(5,194,577)	$(3,934,261)

	2012	2011

Amounts recognized in the consolidated balance sheet consist of
Noncurrent postretirement benefit liability	$(5,194,577)	$(3,934,261)

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2012, 2011 and 2010

	2012	2011
Amounts recognized in accumulated other comprehensive loss
Unrecognized net actuarial loss	$8,862,654	$8,336,170

Amounts included in accumulated other comprehensive loss as of December 31, 2012 which we expect to recognize in postretirement benefit expense during 2013 is $738,304.

	2012	2011

Weighted-average assumptions used to determine benefit obligations
Discount rate	4.11%	4.66%

Net periodic postretirement pension benefit costs as of December 31 included the following components:

	2012	2011	2010
Components of net periodic benefit cost
Interest cost	$690,276	$703,267	$670,769
Expected return on plan assets	(166,147)	(288,479)	(287,796)
Amortization of net actuarial loss	685,542	530,677	444,338
Net periodic benefit cost	$1,209,671	$945,465	$827,311

	2012	2011

Other changes in plan assets and projected benefit obligation recognized in other comprehensive loss
Net actuarial loss	$1,212,026	$2,650,470
Net prior service cost	—	—
Reversal of amortization item:
Net actuarial loss	(685,542)	(530,677)
Net prior service cost	—	—
Total recognized in other comprehensive loss	$526,484	$2,119,793

	2012	2011	2010

Weighted-average assumptions used to determine net costs
Discount rate	4.66%	5.48%	5.81%
Expected return on plan assets	3.50%	4.50%	4.50%

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2012, 2011 and 2010

Future Cash Flows
At December 31, 2012, the following pension benefit payments are expected to be paid by the Company's plan and reflect expected future services, as appropriate:

2013	$448,115
2014	510,636
2015	551,143
2016	599,366
2017	661,411
2018 to 2022	4,086,977

Estimated future contributions to the plan for 2013 are $0.

Plan Assets
The Company's pension plan asset allocation by asset category as of the measurement date follows:

	Percentage of Plan Assets
	at December 31,
	2012	2011

Asset category
Domestic and international equities	2%	4%
Fixed income funds	98%	96%
	100%	100%

7.	Related Parties

The Company has significant transactions with CoreLogic, Wells Fargo and Rels Management Company. For the years ended December 31, 2012, 2011, and 2010, approximately 97% of the Company's revenues included in the consolidated statements of income and comprehensive income were received from Wells Fargo and its affiliates. For the years ended December 31, 2012 and 2011, approximately $7.3 million and $6.4 million, respectively, of the Company's accounts receivable included in the consolidated balance sheets were due from Wells Fargo and its affiliates.
The Company conducts business with CoreLogic, from whom they primarily receive certain services supporting the sales of credit reports and appraisals. The expenses relating to these services provided by CoreLogic were approximately $14.2 million, $22.9 million, and $22.8 million, respectively, for the years ended December 31, 2012, 2011 and 2010. For both the years ended December 31, 2012 and 2011, there were no amounts due to CoreLogic within the Company's accrued liabilities included in the consolidated balance sheets.
The Company owns 50% of RELS Management Company, LLC ("RMC"). The Company uses the equity method of accounting for its investment in RMC as the Company has significant influence, but does not have effective control of RMC. RMC provides management, administrative and other support services to the Company including holding excess cash from the Company. During the years ended December 31, 2012, 2011, and 2010, the Company recorded equity income (loss) from its investment in RMC of $3,162,940, $(2,096,603), and $234,153, respectively. Losses accumulated over the years have caused the Company's carrying value of its investment in RMC to become negative. The Company has continued to record the losses in RMC in excess of its carrying value, which is shown as a liability, due to its commitment to provide

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2012, 2011 and 2010

financial support to RMC. The expenses relating to the services provided by RMC were approximately $8.6 million, $6.2 million, and $3.7 million, respectively, for the years ended December 31, 2012, 2011 and 2010. These expenses, in addition to certain transfers of cash in conjunction with RMC's handling of treasury activity for the Company, all flows through the Due from RMC account.
The consolidated balance sheets include amounts due from the following related parties.

	2012	2011

Due from (to)
CoreLogic and related affiliates	$—	$(892,497)
RMC	44,216,754	56,607,652
	$44,216,754	$55,715,155

8.	Subsequent Events

The Company evaluated events occurring between the end of the most recent fiscal year and March 27, 2013, the date the consolidated financial statements were available to be issued.
On February 28, 2013, the Company completed the sale of its ResDirect business for $4.0 million. The ResDirect business was part of RMC and had approximately $26.7 million, $18.4 million, and $22.2 million of revenues for the years ended December 31, 2012, 2011, and 2010, respectively.